NOVAWEST RESOURCES INC.



Initial Drill Results From Novawest's "Blueberry Claim Block" Chibougamau - Quebec

Vancouver, Tuesday March 1 2005, 5:00 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), is pleased to provide summarized results from drilling on the company's Blueberry Claim Block located in the Chibougamau Copper Gold mining camp. Please go the Novawest Resources website at www.novawest.com to view the complete drilling results. Results reported illustrate geochemical evidence related to the exploration model Novawest is applying to the district. Features described by many previous workers in the region are being compared to widely recognized elements of the Iron Oxide Copper Gold (IOCG) deposit model. A rigorous application of the IOCG model to Novawest's claim holdings in the 100km by 30km region along the Grenville Front and centred on Chibougamau provides a fresh approach to exploring for major new resources in this proven copper-gold camp.

Over the last year, Novawest amassed a large package of mineral claims centred on the Chibougamau district where geological features of "Chibougamau-type" copper-gold mineralization are being compared with IOCG exploration concepts. Historic production from 15 "Chibougamau-type" mines from 1954 to 1997 has been reported as 44 million tonnes at 1.76% Cu and 2.08 g/t Au (Pilote and Guha, 1998, Quebec publication DV98-04). Initial Novawest work and drilling late in the 2004 field season confirmed occurrences of "Chibougamau-type" copper-gold bearing veins in the Lac Dore anorthosite on its Odyssey claim block. Novawest sees considerable favourable exploration potential in the application of IOCG concepts to its holdings

Examples of large "iron oxide copper gold" (IOCG) deposits such as Olympic Dam, Candelaria, Earnest Henry contain hundreds of millions tonnes with one percent copper and a quarter to half gram/tonne gold. High tonnage and metal content makes IOCG deposits attractive exploration investment opportunities in part due to successful application of IOCG concepts to identify new deposits in recent years. Web-links to additional information on IOCG deposits are provided on the Novawest website.

Novawest also announces that the company has engaged the services of Christian Derosier P.Geo, to complete a 43-101 Qualifying Report on a portion of the company's Chibougamau Project. The report is currently underway and the company expects completion within the next week.

All samples were analyzed or assayed by ALS Chemex, North Vancouver, B.C.. Christian Derosier, P.Geo, is Novawest's qualified person for this news release.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed